UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES ACT OF 1934
For the month of May, 2006
Commission File Number: 0-29154
IONA Technologies PLC
(Translation of registrant’s name into English)
The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SCHEDULE 11
Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and
Connected Persons

Notes:	This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer’s register in accordance with section 59 of the Companies Act 1990.
(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4,
6, 8, 9, 11, 13, 14, 16, 23 and 24.
All relevant boxes should be completed in block capital letters

1	Name of the Issuer	2	State whether the notification relates to:
			(i) a transaction notified in accordance with Market
			Abuse Rules; (ii) a disclosure made in accordance
			with section 53 (as extended by section 64 of the
			Companies Act 1990) or entered into the issuer’s
	IONA TECHNOLOGIES PLC		register in accordance with section 59 of the
			Companies Act 1990; or (iii) both (i) and (ii).

			(i) ABOVE

3	Name of person discharging managerial	4	State whether notification realties to a person
	responsibilities/director		connected with a person discharging managerial
			responsibilities/director named in 3 and identify the
			connected person

	ERIC NEWCOMER

	(CHIEF TECHNOLOGY OFFICER)

5	Indicate whether the notification is in	6	Description of shares (including class) debentures or
	respect of a holding of the person referred		derivatives or financial instruments relating to
	to in 3 or 4 above or in respect of a		shares
	non-beneficial interest

7	Name or registered shareholder(s) and, if	8	State the nature of the transaction
	more than one, number of shares held by each
	of them

9	Number of shares, debentures or financial	10	Percentage of issued class acquired (treasury shares
	instruments relating to shares acquired		of that class should not be taken into account when
			calculating percentage)

11	Number of shares, debentures or financial	12	Percentage of issued class disposed (treasury shares
	instruments relating to shares disposed		of that class should not be taken into account when
			calculating percentage)

13	Price per share or value of transaction	14	Date and place of transaction

15	Total holding following notification and	16	Date issuer informed of transaction
	total percentage holding following
	notification (any treasury shares should not
	be taken into account when calculating
	percentage)

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant	18	Period during which or date on which it can
			be exercised

	MAY 9 2006
			2006-2016

19	Total amount paid (if any) for grant of the	20	Description of shares or debentures involved
	option		(class and number)

	ZERO		40,000 ADR’s

21	Exercise price (if fixed at time of grant)	22	Total number of shares or debentures over
	or indication that the price is to be fixed		which options are held following notification
	at the time of exercise

	US$4.30		234,632

23	Any additional information	24	Name of contact and telephone number for queries

			JOHN DUGGAN/DONAL MORIARTY

			TEL: (01) 6372000

Name and signature of authorised officer of issuer responsible for making notification
John Duggan (Legal Counsel)
Date of notification - 11 MAY 2006

This announcement has been issued through the Companies Announcement Service of the Irish Stock Exchange.

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IONA Technologies PLC
Date: May 15, 2006	By:	/s/ Peter M. Zotto
Peter M. Zotto
Chief Executive Officer